Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 1:   <u>Broker-Dealer Operator Trading Activities on the ATS</u>

    a.   Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (*e.g.*, quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

    ==Yes==☐   No☐

    If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (<u>e.g.</u>, NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (*e.g.*, principal, agency, riskless principal).

Virtu Americas, LLC ("VAL" or the "Firm") operates two POSIT ATS ("POSIT" or the "ATS") crossing sessions, a Continuous Crossing Session and the Alert Crossing Session, as well as other business units, which are described below. The Firm's business units each use one or more technology platforms that have MPIDs associated with the platform. A single business unit can enter or direct orders to the ATS through more than one technology platform and consequently under more than one MPID. These business units are described below.

Virtu Electronic Trading ("VET"). VET provides algorithms that are used by clients and the Firm's business units. VET algorithms enter or direct the entry of orders to POSIT as agent when those orders are entered by clients into the algorithms or as principal or riskless principal when one of the other business units enters orders into the algorithms using the MPIDs: VALR, and VALX.

Virtu Client Market Making ("VCMM"). VCMM handles held and not held orders transmitted by other broker-dealers and held orders transmitted by institutions. The majority of these orders are SEC Rule 605 eligible orders and are handled and executed on a fully automated basis. VCMM sales and trading personnel handle larger and less liquid orders manually and can use VET algorithms in connection with their market making activities. VCMM enters or directs the entry of orders to POSIT as principal, riskless principal and agent to acquire inventory to fill orders or to acquire positions for its own account using the following MPIDs: NITE, VALR and VALX.

Virtu Institutional Trading ("Institutional Trading"). Institutional Trading handles not held orders transmitted by institutional clients and facilitates block transactions in single stocks. Institutional Trading uses VET algorithms to enter or direct the entry of orders as principal or riskless principal in connection with its client facilitation activities using the following MPIDs: NITE, and VALX.

Virtu Hi-Touch Portfolio Trading: Traders on this desk handle not held orders in baskets of stocks and ETFs. Traders can enter or direct the entry of orders through VAL Electronic Systems into the ATS as agent under the MPID ~~ITGI~~<u>VALR</u>.

Virtu ETF Trading ("ETF Trading"). ETF Trading makes markets on exchanges and facilitates block transactions in exchange traded products for broker-dealer and institutional clients. ETF Trading uses VET algorithms to enter or direct the entry of orders as principal or riskless principal in ETFs and singles stocks using the MPID VALX.

Virtu Principal Market Making ("VPMM"). VPMM is a market maker in NMS equity securities. VPMM enters or directs the entry of orders as principal to POSIT utilizing the MPID VIRT.